Exhibit 99.1

RICHMONT

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

Q1 2017

First Quarter ended March 31, 2017

May 4, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CONTENTS

GENERAL	3
OVERVIEW	3
RECENT HIGHLIGHTS	3
KEY FINANCIAL DATA	4
KEY OPERATING STATISTICS	5
OUTLOOK	5
PRODUCTION OUTLOOK AND COST GUIDANCE FOR 2017	6
REVIEW OF OPERATING AND FINANCIAL RESULTS	6
REVIEW OF OPERATING MINES	9
Island Gold Mine	9
Beaufor Mine	11
Monique Mine	12
Camflo Mill	12
EXPLORATION EXPENSE	12
Island Gold Mine	12
Beaufor Mine	13
QUARTERLY RESULTS – PREVIOUS EIGHT QUARTERS	14
FINANCIAL CONDITION	15
LIQUIDITY AND CAPITAL RESOURCES	15
OUTSTANDING SHARE CAPITAL	15
COMMITMENTS AND CONTINGENCIES	16
OFF-BALANCE-SHEET TRANSACTIONS	16
TRANSACTIONS WITH RELATED PARTIES	16
CRITICAL ACCOUNTING ESTIMATES	16
FINANCIAL INSTRUMENTS	16
ACCOUNTING POLICIES	17
NON-IFRS PERFORMANCE MEASURES	17
RISKS AND UNCERTAINTIES	19
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	19
NATIONAL INSTRUMENT 43-101	19
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	20
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES AND CIVIL LIABILITIES AND JUDGMENTS	20

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following Management’s Discussion and Analysis (“MD&A”) dated May 3, 2017 relates to the financial condition and results of the operations of Richmont Mines Inc. (“Richmont Mines”, “Richmont”, or “the Corporation”), and should be read in conjunction with the Richmont Mines consolidated audited financial statements for the year ended December 31, 2016, unaudited consolidated interim financial statements for the three months ended March 31, 2017 and notes thereto. All amounts are expressed in Canadian dollars, unless otherwise noted, and are in accordance with International Financial Reporting Standards (“IFRS”), except for certain performance indicators that are not defined under IFRS. For further information, please refer to section “Non-IFRS Performance Measures” on page 17 of this MD&A. With the exception of troy ounces, the data on production is presented in metric units. Further information on Richmont Mines can be obtained in the form of news releases, quarterly and annual financial statements and Annual Information Form (“AIF”) on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com).

In addition to historical information, this MD&A contains forward-looking information. Please refer to section “Cautionary Statement Regarding Forward-Looking Statements” on page 20.

OVERVIEW

The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth at the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Richmont’s shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol “RIC”. The Corporation is headquartered in Rouyn-Noranda, Quebec and has a corporate office in Toronto, Ontario.

RECENT HIGHLIGHTS

  Company-wide production of 29,401 ounces of gold (28,528 ounces sold), primarily driven by solid production from the Island Gold Mine of 23,772 ounces of gold (22,649 ounces sold).

  Company-wide cash costs1 of $791 (US$598) per ounce, positively impacted by low cash costs of $668 (US$504) per ounce from the Island Gold Mine.

  Company-wide All-In-Sustaining-Costs1 (“AISC”) of $1,124 (US$849) per ounce, positively impacted by low AISC of $848 (US$640) per ounce from the Island Gold Mine.

  Richmont reported first quarter revenues of $46.5 (US$35.1) million.

  Earnings of $5.5 (US$4.1) million, or $0.09 (US$0.07) per share.

  Operating cash flow1 (before changes in non-cash working capital) was $16.4 (US$12.4) million, or $0.26 (US$0.20) per share.

[1]	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 17.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 3

  Richmont maintained a strong cash balance of $75.2 (US$56.5) million, in line with the prior quarter; working capital increased to $66.3 (US$49.7) million.

  Effective March 15, 2017, Richmont appointed Mr. Robert J. Chausse as Chief Financial Officer, further strengthening the senior management team.

KEY FINANCIAL DATA

	CAN$		US$[2]
	Quarter ended March 31,		Quarter ended March 31,
	2017	2016	2017	2016

Revenues	46,462	52,634	35,097	38,329
Exploration expense	4,389	3,888	3,315	2,831
Net earnings	5,472	8,508	4,134	6,196
Operating cash flow, before changes in non-cash working capital[1]	16,393	21,223	12,383	15,455
Operating cash flow, after changes in non-cash working capital	12,539	17,297	9,472	12,596
Investment in property, plant and equipment	12,000	16,201	9,065	11,798

KEY PER SHARE DATA
Net earnings (basic)	0.09	0.15	0.07	0.11
Operating cash flow, before changes in non-cash working capital[1]	0.26	0.36	0.20	0.26
Operating cash flow, after changes in non-cash working capital[1]	0.20	0.30	0.15	0.22
Net free cash flow[1]	0.01	0.02	0.01	0.01

	March 31,	December 31,
	2017	2016

Cash	75,210	75,113
Total assets	256,069	252,493
Non-current long-term debt	6,319	6,513
Shareholders’ equity	208,929	202,455
Shares outstanding (thousands)	63,239	63,030

[1]	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 17.
[2]	Average exchange rate of $1.3238 = US$1.00 was used for the quarter ended March 31, 2017 and average exchange rate of $1.3732 = US$1.00 was used for the quarter ended March 31, 2016.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 4

KEY OPERATING STATISTICS

	Quarter ended March 31,
	2017	2016

Gold sold (oz)	28,528	32,239
Gold produced (oz)	29,401	32,369

KEY PER OUNCE OF GOLD DATA ($)
Average market price	1,614	1,624
Average selling price	1,624	1,629
Average cash costs[1]	791	800
Average AISC[1]	1,124	1,094

Average exchange rate (CAN$/US$)	1.3238	1.3732

KEY PER OUNCE OF GOLD DATA (US$)
Average market price	1,219	1,183
Average selling price	1,227	1,186
Average cash costs[1]	598	583
Average AISC[1]	849	797
[1]	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 17.

Richmont Mines’ financial statements are reported in Canadian dollars, the Corporation also discloses financial and operating statistics in United States dollars. The Corporation’s operating results and cash flows are affected by changes in the Canadian dollar (“CAN$”) and United States dollar (“US$”) exchange rate, as the precious metals revenues are earned in US$ and the majority of the operating costs are in CAN$.

On a quarterly basis, the CAN to US exchange rate is adjusted to reflect the actual quarterly rate through the end of the quarter.

OUTLOOK

The Corporation announced its 2017 guidance on February 2, which included a projected increase of up to 15% in the company-wide production to between 110,000 and 120,000 ounces of gold, primarily driven by another consecutive year of high-quality production growth from the Island Gold Mine to between 87,000 and 93,000 ounces of gold. The increase in production is expected to drive a decrease of up to 8% in cash costs both company-wide and at the Island Gold Mine.

The Island Gold Mine is expected to deliver another year of strong production growth driven by increased underground mine and mill productivity of 900 tonnes per day at an average head grade of 8.9 g/t gold. The Corporation will continue to advance the strategic underground development program at the Island Gold Mine to best position the asset for a potential, fully funded expansion scenario of 1,100 tonnes per day, as contemplated in the Expansion Case PEA that is currently under review. The 2017 expansion capital estimates have been prepared on that basis. However, consistent with management’s disciplined capital allocation philosophy, should the PEA not confirm adequately robust economics for the expansion case or should the gold price breach a minimum sustaining threshold of $1,550 per ounce, Richmont would consider deferring some of its expansion capital to future periods and maintain the operation at sustaining capital requirements under the current 900 tonnes per day scenario.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 5

Production from the Beaufor Mine is expected to build on the improved performance realized in the fourth quarter of 2016. The operation generated free cash flow in the first quarter of 2017, driven by higher grades and better equipment availability. This trend is expected to continue through the year as the Beaufor Mine continues to operate in the higher-grade Q Zone. The Corporation is also considering other strategic alternatives regarding the Beaufor Mine and the Camflo Mill.

PRODUCTION OUTLOOK AND COST GUIDANCE FOR 2017

	ACTUAL	FORECAST
	Quarter ended March 31, 2017	Full Year 2017

Gold production (ounces)	29,401	110,000 – 120,000

Cash costs per ounce ($)	791	835 - 885
AISC per ounce ($)	1,124	1,180 - 1,235

CAN$/US$ exchange rate	1.3238	1.3000

Cash costs per ounce (US$)	598	640 - 680
AISC per ounce (US$)	849	905 - 950

REVIEW OF OPERATING AND FINANCIAL RESULTS

Company-wide production was 29,401 ounces for the quarter, a 9% decrease over the prior year quarter. The decrease is primarily due to an 11% reduction in gold production from the Island Gold Mine. Grades at the Island Gold Mine during the first quarter of 2016 were disproportionally higher (44%) than reserve grades, which resulted in unusually high production in the quarter. The operation has developed access to more mining stopes that supports a more blended grade profile. As a result, there is lower probability of reoccurrence of significant grade variances from plan and this should be considered when reviewing results from the first quarter 2017. Island Gold operation performed very well in the first quarter with mined grades coming in line with reserves and our operating plans. As a result, first quarter production at the Island Gold Mine of 23,772 ounces of gold was lower than the 26,589 ounces reported in the first quarter of 2016. Production from the Beaufor Mine was 5,629 ounces, a 22% increase over the same quarter of 2016, resulting from mining in the higher-grade Q Zone.

Gold production (ounces)

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Revenues for the first quarter were $46.5 (US$35.1) million, a decrease of 12% from the prior year quarter. A total of 28,528 ounces of gold were sold during the current quarter at an average realized price of $1,624 (US$1,227) per ounce, versus 32,239 ounces of gold sold at an average realized sale price of $1,629 (US$1,186) per ounce during the first quarter of 2016.

Gold sales (ounces and average realized sale price per ounce)

Cost of sales, including depletion and depreciation, totaled $31.8 (US$24.0) million in the first quarter of 2017 versus $35.2 (US$25.6) million in the same quarter of 2016. Cost of sales at the Island Gold Mine were 13% lower than the first quarter of 2016, due to fewer ounces of gold being sold. Costs at the Beaufor Mine were 19% higher primarily due to increased production and mill throughput, and higher milling costs allocated from the Camflo Mill as compared to the first quarter of 2016.

On a consolidated basis, cash costs per ounce decreased by 1% to $791 (US$598), from $800 (US$583) in the same quarter of 2016. Cash costs at the Island Gold Mine of $668 (US$504) per ounce were in line with the first quarter of 2016 despite lower ounces sold, while cash costs at the Beaufor Mine were favourably impacted by 21% higher grades as compared to the same quarter of 2016.

AISC per ounce increased by 3% to $1,124 (US$849) in the quarter, as compared to $1,094 (US$797) in the first quarter of 2016. The increase resulted from fewer number of ounces of gold sold mainly from the Island Gold Mine. Sustaining costs of $9.5 (US$7.2) million were in line with the first quarter of 2016.

Corporate G&A costs in the amount of $3.6 (US$2.7) million in the first quarter were $0.5 million higher than the prior year quarter, primarily related to additional personnel.

During the current quarter non-sustaining project capital expenditures were $5.9 (US$4.5) million and non-sustaining exploration expense was $4.2 (US$3.2) million.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 7

SUSTAINING, PROJECT AND EXPLORATION COSTS

(in millions of $)	Island Gold	Quebec	Corporate &
	Mine	Division	Others	Consolidated
Sustaining costs
Underground development	1.5	1.2	-	2.7
Exploration & delineation drilling	0.5	0.2	-	0.7
Other sustaining costs	2.1	0.4	-	2.5
Corporate G&A	-	-	3.6	3.6
Total sustaining costs	4.1[1]	1.8[2]	3.6	9.5

Project capital	5.9	-	-	5.9
Non-sustaining exploration	3.8[3]	0.1	0.3	4.2
Total project capital & exploration	9.7	0.1	0.3	10.1
1	Sustaining costs of $4.1 million at the Island Gold Mine have been capitalized.
2	Sustaining costs of $1.8 million at the Beaufor Mine include $1.6 million of capitalized costs and $0.2 million in exploration costs that have been expensed.
3	Non-sustaining exploration costs of $3.8 million at the Island Gold Mine are included in expensed exploration costs.

For the quarter, the mining and income tax expense totaled $1.0 million, which included $0.04 million of mining taxes payable, $0.6 million increase in deferred income and mining tax liabilities and $0.4 million decrease in deferred income and mining tax assets. For the first quarter of 2016, the Corporation recorded mining and income taxes of $2.1 million. The taxes include $0.7 million of income tax payable, $0.1 million of mining taxes and $1.3 million increase in future mining taxes.

First quarter net earnings of $5.5 (US$4.1) million were 36% lower than the $8.5 (US$6.2) million in the first quarter of 2016, as a result of lower revenues and higher exploration and G&A costs. On a per share basis, net earnings were $0.09 as compared to $0.15 in the first quarter of 2016.

Operating cash flow for the first quarter of 2017 was impacted by lower revenues during the quarter. Operating cash flow (after changes in non-cash working capital) totaled $12.5 (US$9.5) million, or $0.20 (US$0.15) per share, as compared to $17.3 (US$12.6) million, or $0.30 (US$0.22) per share, in the same quarter of 2016.

Net free cash flow2 for the quarter was $0.5 (US$0.4) million, as compared to $1.1 (US$0.8) million, in the same quarter of 2016. On a per share basis, net free cash flow was $0.01 or US$0.01 as compared to $0.02 or US$0.01 in the first quarter of 2016. The decrease in net free cash flow is attributable to lower operating cash flows offset by lower investments in property, plant and equipment during the quarter.

[2]	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 17.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 8

REVIEW OF OPERATING MINES

Island Gold Mine

	Quarter ended March 31,
	2017	2016

Ore and waste mined (tonnes)	169,702	155,125

Gold Produced
Ore processed (tonnes)	83,365	75,906
Head grade (g/t)	9.18	11.31
Gold recovery (%)	96.7	96.3
Ounces produced	23,772	26,589

Gold Sold
Ounces sold	22,649	26,031
Average selling price per ounce	1,624	1,628
Cash costs per ounce	668	667
AISC per ounce	848	848

Average selling price per ounce (US$)	1,227	1,186
Cash costs per ounce (US$)	504	486
AISC per ounce (US$)	640	618

Sustaining costs	4,072	4,713
Project and non-sustaining exploration costs	9,691	10,757

At the end of the first quarter of 2017, the Island Gold Mine reported more than 6 years (over 2.6 million man-hours) of operations without a lost-time injury.

During the quarter, the mine productivity averaged a record 1,019 tonnes of ore mined per day. Total ore mined during the quarter was 91,710 tonnes, of which 37,455 tonnes (827 metres equivalent) was development ore and 54,255 tonnes was from long-hole stope mining. Development ore comprised 41% of total ore mined versus an overall 2017 plan of 36%. Stope mining activities continued in the first and second mining horizons, while development ore came mainly from the third mining horizon. Reconciliation of ore mined to the reserve model indicated grade was in-line with the December 31, 2016 reserves.

The development of the main ramp continued and reached the planned vertical depth of 860 metres at the end of the quarter. A total of 1,257 metres equivalent of underground development was completed during the quarter, which included 527 metres of the main ramp, 278 metres of the east ramp, 128 metres of the west ramp, 205 metres of raises and other infrastructure, and 119 metres of the 620 level exploration drift. Total waste mined during the quarter was 77,992 tonnes, or 867 tonnes per day.

The mill throughput averaged a record 926 tpd as the mill processed 83,365 tonnes of ore during the quarter, which is 10% higher than the 75,906 tonnes (834 tpd) of ore processed in the first quarter of 2016. Production for the quarter was 23,772 ounces of gold, a decrease of 11% from the same quarter of 2016, as 19% lower grades processed offset the impact of higher mill throughput. Average milled grade for the first quarter was 9.18 g/t gold as compared to the 11.31 g/t gold processed in the same quarter of 2016. As previously noted, grades during the first quarter of 2016 were significantly higher than reserve grade, but were in line with plan in the current quarter.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 9

Revenues from the sale of gold for the first quarter were $36.8 (US$27.8) million, 13% lower than the $42.4 (US$30.9) million in the same quarter of 2016, resulting mainly from 13% fewer ounces of gold sold. 22,649 ounces of gold were sold at an average realized sale price of $1,624 (US$1,227) per ounce, as compared to 26,031 ounces of gold sold at an average realized sale price of $1,628 (US$1,186) in the first quarter of 2016.

Cash costs per ounce for the first quarter, including royalties, were $668 (US$504), in line with the cash costs realized in the same quarter of 2016 and below the lower end of the 2017 Island Gold cash cost guidance. Total operating costs for the quarter were in line with costs in the same quarter of 2016, as the impact of higher operating volume was offset by mining a lower proportion of high-cost development ore during the first quarter of 2017.

AISC per ounce for the first quarter was $848 (US$640), in line with the same quarter of 2016. Sustaining costs for the first quarter of 2017 were $4.1 (US$3.1) million, comprised of $1.6 million of mining assets and infrastructure, $1.5 million of underground development, $0.5 million of delineation drilling, and $0.5 million of payments on capital leases.

Non-sustaining project costs for the first quarter were $5.9 (US$4.5) million, which included $5.3 million for advancing both the main access ramp and the east ramp, and $0.6 million for mining assets and infrastructure upgrades.

Expansion Case PEA:

The Corporation is well advanced towards releasing the results of the Expansion Case PEA during the second quarter, as previously disclosed. The study considers the most cost and capital effective strategy to mine the portion of the mineral resources that is located within the main known area of interest over four mining horizons, to a maximum depth of 1,000 metres below surface, using current mine infrastructure. The Corporation remains focused on transforming the high-grade Island Gold Mine into one of the lowest cost underground gold producers in the Americas. Recent achievements include:

  The integration of the December 31, 2016 Mineral Reserves and Resources into the 1,100 tonnes per day mine plan has been completed.

  The required permit amendments that allow for an ore mining and processing increase to 1,100 tonnes per day were received in December.

  The accelerated development of the underground ramp system has advanced as planned.

  Engineering and identification of the main equipment required for the 1,100 tpd mill expansion is well underway and expected capital requirements for the expanded milling capacity remains below the $15.0 million, as previously disclosed.

  The 2017 mine plan and the Expansion Case PEA are focused on optimizing cash flow generation that is capable to fully fund current and future production as well as all strategic exploration programs.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 10

Beaufor Mine

	Quarter ended March 31,
	2017	2016
Ore mined (tonnes)	31,815	29,370

Gold Produced
Ore processed (tonnes)	30,009	29,318
Head grade (g/t)	6.00	4.96
Gold recovery (%)	97.2	98.7
Ounces produced	5,629	4,615

Gold Sold
Ounces sold	5,879	5,037
Average selling price per ounce	1,625	1,648
Cash costs per ounce	1,265	1,396
AISC per ounce	1,580	1,728

Average selling price per ounce (US$)	1,228	1,200
Cash costs per ounce (US$)	956	1,017
AISC per ounce (US$)	1,194	1,259

Sustaining costs	1,854	1,674
Non-sustaining exploration costs	140	-

Total ore mined during the first quarter was 31,815 tonnes (354 tpd), an increase of 8% over the 29,370 tonnes (323 tpd) mined during the same quarter of 2016. The increase in tonnes mined during the quarter was mainly attributable to the improved long-hole stope availability in the Q Zone.

During the quarter, the Camflo Mill processed 30,009 tonnes of ore from the Beaufor Mine, as compared to the 29,318 tonnes processed in the same quarter of 2016. Average grade milled for the quarter was 6.00 g/t gold, 21% higher than the same quarter of 2016, as majority of the mining activities were transitioned into the higher-grade Q Zone. Higher tonnage and grades resulted in quarterly gold production of 5,629 ounces, a 22% increase over the 4,615 ounces produced in the same quarter of 2016.

Revenues from the sale of gold of $9.6 (US$7.2) million were up 15% from the $8.3 (US$6.0) million from the same quarter of 2016, resulting mainly from 17% more ounces of gold sold. Gold ounces sold for the first quarter totaled 5,879 ounces at an average realized price of $1,625 (US$1,228) per ounce, as compared to gold sales of 5,037 ounces at an average realized price of $1,648 (US$1,200) in the same quarter of 2016.

Cash costs per ounce of $1,265 (US$956) in the first quarter were in line with the lower end of the 2017 Beaufor cash cost guidance and 9% lower than the $1,396 (US$1,017) in the same quarter of 2016. Cash costs per ounce were favorably impacted by higher grades during the quarter, partially offset by the impact of higher milling costs per tonne allocated from the Camflo Mill.

AISC per ounce for the quarter was $1,580 (US$1,194), 9% lower than the same quarter of 2016, as higher ounces of gold sold during the quarter offset the impact of higher sustaining costs as compared to first quarter of 2016.

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Sustaining costs for the first quarter were $1.8 (US$1.4) million, which included $1.2 million for capitalized underground mine development, $0.2 million for expensed exploration costs and $0.4 million of other sustaining costs.

Monique Mine

There were no mining operations at the Monique Mine in 2017. In the first quarter of 2016, 16,063 tonnes of low-grade stockpile was processed at an average grade of 2.31 g/t gold, resulting in a production of 1,165 ounces of gold.

Camflo Mill

Total ore processed at the Camflo Mill during the first quarter was 39,181 tonnes, as compared to the 72,436 tonnes processed in the same quarter of 2016. Of the 39,181 tonnes processed, 30,009 tonnes came from the Beaufor Mine, consistent with the same quarter of the previous year. The balance of the tonnes processed was from custom milling ore from a local mining company in the Abitibi region of Quebec.

EXPLORATION EXPENSE

(in thousands of $)	Quarter ended March 31,
	2017	2016

Exploration expense – Mines
Island Gold	3,762	3,770
Beaufor	315	492

	4,077	4,262

Exploration expense - Other properties
Wasamac	148	43
Other	8	3
Project evaluation	200	200

Exploration and project evaluation before depreciation and exploration tax credits	4,433	4,508

Depreciation	10	9
Exploration tax credits, including adjustments	(54)	(629)

	4,389	3,888

ISLAND GOLD MINE

Exploration costs at the Island Gold Mine for the first quarter were $3.8 (US$2.8) million, in line with the same quarter of 2016, completing approximately 10,200 metres of surface drilling and 7,400 metres of underground drilling.

The 2017 drilling program continues to build on positive results achieved in 2016 and is focused on three key priorities:

1)	to expand near-mine resources outside the Expansion Case PEA area, both laterally and at depth;

2)	to further expand the reserve base, primarily within the Expansion Case PEA area;

3)	continuing to test high priority regional gold targets across the prospective Island Gold Mine property.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 12

Eastern Lateral Exploration Drilling Program:

The 2016 drilling program successfully added two new inferred resource blocks in the eastern lateral extension, approximately 300 metres east of the Expansion Case PEA area, between the 340 and the 750 metre levels, with the largest inferred resource block containing approximately 290,000 tonnes at a grade of 10.35 g/t of gold (approximately 95,000 ounces). These two new blocks are relatively shallow and easily accessible from the existing mine infrastructure. As a result, the 2017 exploration program is following up on the eastern lateral extension area and continues to target the extension and the infill of the new resource blocks.

Recent drilling in the eastern lateral extension has been focussed in the down plunge extension of the high-grade intersection (Hole GD-630-01), located approximately 500 metres east of the new resource blocks. Highlights include:

  Hole GD-640-05 intersected 20.57 g/t (26.55 g/t uncut) of gold over a core length of 11.3 metres, at a vertical depth of approximately 1,000 metres;

  Hole GD-640-04, located approximately 150 metres above hole GD-640-05, intersected 7.38 g/t gold over 3.27 metres.

The initial 2017 directional drill hole (GD-640-05-1) was completed between holes GD-640-04 and GD-640-05 noted above, and intersected two high-grade intervals at the same elevation, but located 40 to 50 metres north of GD-640-05. The first interval intersected 16.1 g/t gold (28.13 g/t uncut) over a core length of 8.33 metres and the second intersected 10.16 g/t gold (17.32 g/t uncut) over a core length of 5.74 metres. Additional drilling will be required to better understand the geometry and true width of this new area of high-grade mineralization. This new discovery represents significant upside to the potential extension of the eastern lateral corridor.

Deep Directional Exploration Drilling Program:

The successful 2016 deep drilling program identified a new large inferred resource block of 760,000 tonnes at a grade of 9.53 g/t gold (approximately 230,000 ounces) in the eastern down plunge extension, located between the 1,050 and the 1,300 metre levels. The deep directional exploration drilling program continues in 2017 and targets the expansion of this new resource block.

Recent drilling continues to report encouraging results with Hole MH1-10 intersecting 24.5 g/t gold over 3.76 metres. In the eastern portion of this area, Hole MH8 intersected 4.6 g/t gold over 2.24 metres, demonstrating that the mineralization remains open to the east. In the western area, mineralized zones were intersected and additional drilling is required to better understand the structural geology at depth, however these new zones increase the overall potential of the down plunge extension and provide new high quality targets for follow up drilling.

Phase 2 Regional Drilling Program:

The Phase 2 regional drilling program is designed to continue to evaluate the potential extension of the mineralization below the Kremzar mine as well as other previously identified high-priority gold targets located elsewhere on the highly prospective 77 km2 Island Gold property. The Phase 2 regional drilling program is expected to begin later in 2017.

BEAUFOR MINE

The Corporation spent $0.3 (US$0.2) million on exploration drilling during the first quarter of 2017, completing approximately 3,000 metres of drilling during the quarter.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 13

QUARTERLY RESULTS – PREVIOUS EIGHT QUARTERS

	2017	2016				2015
(in thousands of $, unless otherwise stated)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

PRINCIPAL FINANCIAL DATA

Revenues	46,462	44,204	31,244	40,618	52,634	31,864	34,107	40,552

Net earnings (loss)	5,472	1,059	226	2,674	8,508	(4,062)	3,306	2,912

Operating cash flow, after changes in non-cash working capital	12,539	12,649	3,347	14,871	17,297	6,815	11,742	14,677
Investments in property, plant and equipment	12,000	15,666	19,531	11,865	16,201	22,767	12,802	7,304

Average CAN$/US$ exchange rate	1.3238	1.3341	1.3050	1.2886	1.3732	1.3354	1.3089	1.2297

KEY PER-SHARE DATA

Operating cash flow	0.20	0.20	0.05	0.25	0.30	0.12	0.20	0.25
Operating cash flow (US$)	0.15	0.15	0.04	0.19	0.22	0.09	0.15	0.21

Net earnings (loss)
Basic	0.09	0.02	0.00	0.04	0.15	(0.07)	0.06	0.05
Diluted	0.08	0.02	0.00	0.04	0.14	(0.07)	0.06	0.05

Net earnings (loss) (US$)
Basic	0.07	0.01	0.00	0.03	0.11	(0.05)	0.04	0.04
Diluted	0.06	0.01	0.00	0.03	0.10	(0.05)	0.04	0.04

OUNCES OF GOLD SOLD	28,528	27,759	17,774	24,888	32,239	21,576	22,962	27,566

KEY PER-OUNCE OF GOLD DATA

Average selling price ($)	1,624	1,589	1,754	1,628	1,629	1,474	1,482	1,468

Average cash costs ($)	791	952	1,054	895	800	1,028	921	969
Sustaining costs ($)	333	277	541	427	294	632	385	330

All-in sustaining costs ($)	1,124	1,229	1,595	1,322	1,094	1,660	1,306	1,299

Average selling price (US$)	1,227	1,191	1,344	1,263	1,186	1,104	1,132	1,194

Average cash costs (US$)	598	714	808	695	583	770	703	788
Sustaining costs (US$)	251	208	415	331	214	473	294	268

All-in sustaining costs (US$)	849	922	1,223	1,026	797	1,243	997	1,056

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 14

FINANCIAL CONDITION

	As at March 31,	As at December 31,
	2017	2016
Current assets	91,282	89,405	Current assets increased primarily due to the increase in inventories at the Island Gold Mine.
Long-term assets	164,787	163,088	The increase in long-term assets reflects the investments in property, plant and equipment at the mine sites offset by reduction in deferred income and mining tax assets.
Total assets	256,069	252,493
Current liabilities	25,017	28,390	Current liabilities decreased as 2016 annual bonus and retention awards granted to several key personnel in March 2012 were paid during the first quarter of 2017.
Long-term liabilities	22,123	21,648	Increase in deferred income and mining tax liabilities were offset by a decrease in lease obligations during the quarter.
Total liabilities	47,140	50,038
Shareholders’ equity	208,929	202,455	Shareholders’ equity increased due to the first quarter net earnings.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s strategy is based on achieving positive cash flows from operations to internally fund operating, capital and project development requirements. Material increases or decreases in the Corporation’s liquidity and capital resources will be substantially determined by the success or failure of the Corporation’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.

As at March 31, 2017, the Corporation had cash of $75.2 million compared to $75.1 million at December 31, 2016. In the opinion of management, the Corporation's cash position of $75.2 million at March 31, 2017, and together with cash flows from operations, are sufficient to support the Corporation's normal operating requirements and capital commitments on an ongoing basis.

OUTSTANDING SHARE CAPITAL

The following table sets out the common shares, stock options, restricted share units and deferred share units of the Corporation that are outstanding as at the date of this MD&A:

May 3, 2017

Common shares	63,726,024
Stock options	2,289,760
Restricted share units	404,411
Deferred share units	111,437

66,531,632

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 15

COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Corporation enters into contracts that give rise to commitments. The following table summarizes the Corporation’s contractual obligations:

(in millions of $)	Payments due by period
				2020 and
Contractual obligations	2017	2018	2019	after	Total
Finance lease obligations	3.1	2.4	2.3	0.7	8.5
Contract payment holdbacks	0.3	1.0	-	-	1.3
Closure allowance	-	-	0.6	-	0.6
Asset retirement obligations	0.1	0.5	3.2	6.4	10.2
Operating leases	0.2	0.1	0.1	0.1	0.5
Total	3.7	4.0	6.2	7.2	21.1

There were no changes to the Corporation’s commitments and contingencies from December 31, 2016 to March 31, 2017 with the exception of the commitment mentioned below. For further information, regarding commitments and contingencies in effect as of December 31, 2016, please refer to the 2016 Management’s Discussion and Analysis, filed February 21, 2017 and available on the SEDAR website (www.sedar.com).

During the three-month period ended on March 31, 2017, the Corporation entered into a financial lease agreement for mobile equipment that has an option of a lower purchase price at the end of the lease.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation does not have any off-balance-sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The Corporation does not have any transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenues and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, basis of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, dismantling costs and severance costs, recoverability of credits relating to resources and credits on duties refundable for losses, provisions and contingent liabilities, start of advanced exploration phase and start of commercial production are estimates that management considers the most significant, which could differ materially and affect operating results. A detailed discussion of these estimates is provided in the annual management’s discussion and analysis, filed on February 21, 2017 and available on the SEDAR website (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may from time to time, use derivative financial instruments or gold hedging contracts. As at March 31, 2017 and 2016, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the quarters ended March 31, 2017 and 2016, no gain or loss related to derivative financial instruments or to gold hedging contracts were recorded in the financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 16

The Corporation has classified its cash and receivables (except taxes receivable and workers’ compensation receivable) as loans and receivables, and its payables, accruals and provisions (except salaries and related benefits payable), advance royalty payments, finance lease obligations, contract payment holdbacks and the closure allowance as financial liabilities. All financial instruments are measured at fair value with the exception of the loans and receivables and financial liabilities, which are measured at amortized cost.

Cash, receivables and payables, accruals and provisions are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term. The fair value of advanced royalty payments, finance lease obligations, contract payment holdbacks and closure allowance was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the advanced royalty payments, the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2016. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements. There are no new accounting policies in effect for annual periods beginning on or after January 1, 2017.

NON-IFRS PERFORMANCE MEASURES

Cash cost per ounce, operating cash flow before changes in non-cash working capital, operating cash flow before changes in non-cash working capital per share, operating cash flow after changes in non-cash working capital per share, net free cash flow, net free cash flow per share, and all-in sustaining costs are non-International Financial Reporting Standards (IFRS) performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The net free cash flow and net free cash flow per share are comprised of the Corporation’s operating cash flow after changes in non-cash working capital, less investments in property, plant and equipment.

The following table is a reconciliation of operating cash flow to net free cash flow on a consolidated basis:

(in thousands of $, except per share amounts)	Quarter ended March 31,
	2017	2016

Operating cash flow (as per statement of cash flows)	12,539	17,297
Investments in property, plant and equipment	12,000	16,201

Net free cash flow	539	1,096

Basic weighted average number of shares outstanding (thousands)	63,064	58,434

Net free cash flow per share	0.01	0.02

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 17

“Cash costs” is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration, royalties and by-product credits but are exclusive of depreciation, accretion expense, interest on capital leases, capital expenditures, and exploration and project evaluation costs. (Refer to Table “Reconciliation of cost of sales to cash costs and to all-in sustaining costs per ounce sold for the quarters ended March 31, 2017 and 2016”). At the end of 2016, cash cost per ounce calculation has been revised to include by-product credits and exclude interest on capital leases. Prior quarter cash costs have been restated to reflect these changes and to remain comparable.

All-In Sustaining Costs or “AISC” is an extension of the existing “cash costs” metrics and incorporates costs related to sustaining production. The Corporation believes that, although relevant, the cash costs measure does not capture the sustaining expenditures incurred, and therefore, may not present a complete picture of the Corporation’s operating performance or its ability to generate free cash flows from its operations. AISC includes cost of sales, excluding depreciation, and includes by-product credits, sustaining capital expenditures, sustaining exploration and evaluation costs, corporate general and administrative costs, and environmental rehabilitation accretion and depreciation.

The following table provides a reconciliation of cost of sales to cash costs and to all-in sustaining costs, on a consolidated basis:

RECONCILIATION OF COST OF SALES TO CASH COSTS AND TO ALL-IN SUSTAINING COSTS PER OUNCE SOLD

FOR THE QUARTERS ENDED MARCH 31, 2017 AND 2016

Three months ended March 31, 2017	Island Gold	Beaufor	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)	22,649	5,879	-	28,528
Cost of sales	22,992	8,799	-	31,791
Depreciation and depletion	(7,746)	(1,347)	-	(9,093)
By-product credits	(109)	(14)	-	(123)
Cost of sales, net of depreciation expense and by-product credits	15,137	7,438	-	22,575
Cash costs ($/ounce)	668	1,265	-	791
Sustaining costs	4,072	1,854	-	5,926
Corporate general and administration costs	-	-	3,569	3,569
All-in sustaining costs	19,209	9,292	3,569	32,070

All-in sustaining costs ($/ounce)	848	1,580	125	1,124

Three months ended March 31, 2016	Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)	26,031	5,037	1,171	-	32,239
Cost of sales	26,371	7,377	1,420	-	35,168
Depreciation and depletion	(8,902)	(333)	(33)	-	(9,268)
By-product credits	(92)	(11)	(3)	-	(106)
Cost of sales, net of depreciation expense and by-product credits	17,377	7,033	1,384	-	25,794
Cash costs ($/ounce)	667	1,396	1,182	-	800
Sustaining costs	4,713	1,674	5	25	6,417
Corporate general and administration costs	-	-	-	3,066	3,066
All-in sustaining costs	22,090	8,707	1,389	3,091	35,277

All-in sustaining costs ($/ounce)	848	1,728	1,186	96	1,094

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 18

RISKS AND UNCERTAINTIES

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of corporations such as Richmont Mines. A detailed discussion of these risks is given in the annual Management’s Discussion and Analysis, dated February 17, 2017, filed February 21, 2017, and available on the SEDAR website (www.sedar.com).

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) based on the Internal Control – Integrated Framework (2013) developed by COSO (Committee of Sponsoring Organizations of the Treadway Commission).

The Corporation’s DC&P are designed to provide reasonable assurance that material information relating to the Corporation is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Corporation’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including policies and procedures to ensure that financial records are accurately maintained and fairly reflect the transactions of the Corporation.

The Corporation’s management, under the supervision of, and with the participation of, the CEO and the CFO, has evaluated its DC&P and ICFR and concluded that, as of March 31, 2017, they were designed effectively to provide reasonable assurance regarding required disclosures and the reliability of financial reporting and the preparation of financial statements for external purposes. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated its DC&P and ICFR controls and procedures can provide only reasonable assurance that the objectives of the Corporation’s DC&P and ICFR will be met, and they may not prevent or detect misstatements on a timely basis.

There have been no material changes to the Corporation’s DC&P or ICFR or in other factors that could affect internal controls during the three month period ended March 31, 2017.

NATIONAL INSTRUMENT 43-101

The geological data in this document have been reviewed by Mr. Daniel Adam, Geo., Ph.D, Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by National Instrument 43-101. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation, including the technical report entitled “Technical Report on the Mineral Reserve and Resource Estimate as of December 31, 2016 for the Island Gold Mine” dated March 17, 2017 and effective as of December 31, 2016.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 19

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference include, among others things, changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Additional factors are discussed in the section entitled “Risk factors” in the Corporation’s annual management’s discussion and analysis report dated February 17, 2017, filed February 22, 2017, and available on SEDAR (www.sedar.com). Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES AND CIVIL LIABILITIES AND JUDGMENTS

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 20

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 40-F are residents of Canada. Also, all of the Corporation's assets and most of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

As a “foreign private issuer”, the Corporation is exempt from the Section 14 proxy rules and Section 16 of the U.S. Securities Exchange Act of 1934 and this may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data in this regard.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 40-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s website: http://sec.gov/edgar.shtml.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 21

RICHMONT

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter

Ended March 31, 2017

CONSOLIDATED FINANCIAL STATEMENTS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 23

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2017	2016
	$	$

OPERATIONS
Revenues	46,462	52,634
Cost of sales (note 2)	31,791	35,168

GROSS PROFIT	14,671	17,466

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 3)	4,389	3,888
Administration (note 4)	3,569	3,066
Loss on disposal of long-term assets	87	5
Other expenses	546	1,024
Other revenues	(400)	(1,112)

	8,191	6,871

OPERATING EARNINGS	6,480	10,595
Financial expenses (note 6)	145	147
Financial revenues (note 7)	(164)	(128)

EARNINGS BEFORE MINING AND INCOME TAXES	6,499	10,576

MINING AND INCOME TAXES	1,027	2,068

NET EARNINGS AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	5,472	8,508

EARNINGS PER SHARE
Basic	0.09	0.15
Diluted	0.08	0.14

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	63,064	58,434

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	64,723	59,927

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 24

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)	Share	Contributed		Total
	capital	surplus	Deficit	equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2016	217,837	14,283	(29,665)	202,455

Issue of common shares
Exchange of restricted share units	548	(548)	-	-
Exercise of share options	589	(192)	-	397

Share-based compensation	-	605	-	605

Transactions with Richmont Mines shareholders	1,137	(135)	-	1,002

Net earnings and total comprehensive income for the period	-	-	5,472	5,472

BALANCE AT MARCH 31, 2017	218,974	14,148	(24,193)	208,929

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 25

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)	Share	Contributed		Total
	capital	surplus	Deficit	equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2015	181,712	14,022	(42,132)	153,602

Issue of common shares
Exchange of restricted share units	172	(172)	-	-
Exercise of share options	1,137	(373)	-	764

Share-based compensation	-	391	-	391

Transactions with Richmont Mines shareholders	1,309	(154)	-	1,155

Net earnings and total comprehensive income for the period	-	-	8,508	8,508

BALANCE AT MARCH 31, 2016	183,021	13,868	(33,624)	163,265

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 26

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of Canadian dollars)

	March 31,	December 31,
	2017	2016
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash	75,210	75,113
Receivables	4,722	4,105
Exploration tax credits receivable	222	168
Inventories (note 8)	11,128	10,019

	91,282	89,405

RESTRICTED DEPOSITS (note 11 a)	838	838

PROPERTY, PLANT AND EQUIPMENT (note 9)	161,175	159,127

DEFERRED INCOME AND MINING TAX ASSETS	2,774	3,123

TOTAL ASSETS	256,069	252,493

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	18,256	21,411
Income and mining taxes payable	1,527	339
Current portion of long-term debt (note 10)	4,054	5,961
Current portion of asset retirement obligations (note 11 b)	129	130
Deferred Share Units payable (note 5 c)	1,051	549

	25,017	28,390

LONG-TERM DEBT (note 10)	6,319	6,513

ASSET RETIREMENT OBLIGATIONS (note 11 b)	10,067	10,038

DEFERRED INCOME AND MINING TAX LIABILITIES	5,737	5,097

TOTAL LIABILITIES	47,140	50,038

EQUITY
Share capital (note 12)	218,974	217,837
Contributed surplus	14,148	14,283
Deficit	(24,193)	(29,665)

TOTAL EQUITY	208,929	202,455

TOTAL LIABILITIES AND EQUITY	256,069	252,493

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 27

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2017	2016
	$	$

OPERATING ACTIVITIES
Net earnings for the period	5,472	8,508
Adjustments for:
Depreciation and depletion	9,245	9,390
Income and mining taxes received	1,150	-
Interest revenues	(164)	(128)
Interest on finance lease obligations	102	80
Share-based compensation	1,195	1,283
Share-based compensation settled in cash	(1,750)	-
Accretion expense – asset retirement obligations	29	17
Loss on disposal of long-term assets	87	5
Mining and income taxes	1,027	2,068

	16,393	21,223

Net change in non-cash working capital items (note 13)	(3,854)	(3,926)

Cash flows from operating activities	12,539	17,297

INVESTING ACTIVITIES
Interest received	161	130
Property, plant and equipment – Island Gold Mine	(10,388)	(14,456)
Property, plant and equipment – Beaufor Mine	(1,437)	(1,278)
Property, plant and equipment – Other	(175)	(467)
Disposition of property, plant and equipment	34	-

Cash flows used in investing activities	(11,805)	(16,071)

FINANCING ACTIVITIES
Payment of royalty payments payable	-	(1,000)
Payments of asset retirement obligations	(1)	(3)
Issue of common shares	397	764
Interest paid	(104)	(73)
Payments of finance lease obligations	(929)	(750)

Cash flows used in financing activities	(637)	(1,062)

Net change in cash	97	164

Cash, beginning of period	75,113	61,028

Cash, end of period	75,210	61,192

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2017 and 2016 (in thousands of Canadian dollars) (Unaudited)

1.	General information and compliance with IFRS

Richmont Mines Inc. (“the Corporation”) is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Cost of sales

The cost of sales includes the following items:

	Three months ended
	March 31,	March 31,
	2017	2016
	$	$

Operating costs	21,859	24,711
Royalties	839	1,189
Depreciation and depletion	9,093	9,268

	31,791	35,168

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 29

3.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended
	March 31,	March 31,
	2017	2016
	$	$

Island Gold Mine	3,762	3,770
Beaufor Mine	315	492
Wasamac property	148	43
Other properties	8	3
Project evaluation	200	200

Exploration and project evaluation before depreciation and exploration tax credits	4,433	4,508

Depreciation	10	9
Exploration tax credits, including adjustments	(54)	(629)

	4,389	3,888

4.	Administration

The administration expenses include the following items:

	Three months ended
	March 31,	March 31,
	2017	2016
	$	$

Salaries, directors’ fees and related benefits	1,129	843
Share-based compensation	1,106	1,227
Consultants and professional fees	496	401
Depreciation	41	58
Miscellaneous	797	537

	3,569	3,066

5.	Share-based compensation

a)	Share option plans

In effect since May 2012, the Corporation’s long-term incentive plan permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and others providing ongoing services to the Corporation.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 30

The policy of the Corporation is to set the exercise price of each option granted at the market price at closing of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the day of grant. Vesting is set at one third one year after the grant date, one third on the second anniversary of the grant date, and one third on the third anniversary of the grant date, with expiry of the option five years after the date of grant. Prior to 2015, options vested as above or in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a period of four years, and expiring six years after the date of grant; or options that vested 20% on the grant date and vested cumulatively thereafter on every anniversary date over a period of four years, and expiring five years after the date of grant; or options that vested on August 8, 2016 and expiring five years after the date of grant; or options that vested 100% on the grant date and expiring five years after the date of grant.

A summary of the status of options outstanding under the Corporation’s plan at March 31, 2017 and 2016, and changes during the three-month periods then ended, is presented below:

	Three months ended		Three months ended
	March 31, 2017		March 31, 2016
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	1,835	4.78	2,140	3.61
Granted	297	10.24	220	6.09
Exercised	(72)	3.82	(265)	2.67
Forfeited	(8)	2.34	(26)	2.34

Options outstanding, end of period	2,052	5.61	2,069	3.98

Exercisable options, end of period	908	4.33	655	4.18

The following table summarizes information about the options issued under the Corporation’s plan at March 31, 2017:

	Options outstanding at			Exercisable options at
	March 31, 2017			March 31, 2017
		Weighted
		average	Weighted		Weighted
Exercise	Number of	remaining	average	Number of	average
price	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$1.08 to $1.29	206	1.7	1.14	145	1.16
$2.19 to $2.34	36	2.4	2.29	4	2.19
$2.51 to $3.31	168	2.6	3.11	101	2.99
$3.73 to $4.20	623	2.8	3.88	313	3.89
$6.09 to $6.57	562	2.2	6.39	345	6.48
$8.79 to $10.37	457	4.7	10.21	-	-

	2,052	2.9	5.61	908	4.33

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 31

During the three-month period ended March 31, 2017, the Corporation granted 297,000 share options to officers (220,000 to a director and an officer for the three-month period ended March 31, 2016). The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $4.55 ($2.62 for the three-month period ended March 31, 2016).

b)	Restricted share units

The Corporation’s plan permits the granting of RSUs. Upon vesting, each RSU is exchanged for one common share of the Corporation. The fair value of each RSU is equal to the fair value of one common share of the Corporation at the date of grant. The fair value is amortized over the vesting period of three years. Two types of RSUs are issued: (1) RSUs that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total period of three years, (2) RSUs that fully vest at the earliest of three years after the grant date or upon the Director leaving the Board.

A summary of the status of RSUs outstanding under the Corporation’s plan at March 31, 2017 and 2016, and changes during the three-month periods then ended, is presented below:

	Number of restricted
	share units
	(in thousands)
	Three months ended
	March 31,	March 31,
	2017	2016

Restricted share units outstanding, beginning of the period	338	193
Granted	154	265
Released for common shares	(87)	(45)
Forfeited	-	(3)

Restricted share units outstanding, end of period	405	410

During the three-month period ended March 31, 2017, the Corporation granted 154,018 RSUs to officers and employees at an average fair value of $10.87 (265,180 in the comparable period of 2016 at an average fair value of $6.32).

c)	Deferred share units

In May 2015, the Corporation established a deferred share unit (DSU) plan for directors. The value of an outstanding DSU, on any particular date, is equal to the market value of a common share of the Corporation at such date. DSUs are granted to directors and must be retained until the director leaves the Corporation’s Board of Directors (Board), at which time, the Board elects one or any combination of the following payment methods: (a) issuing common shares from treasury, (b) purchase shares on the market or (c) paying cash. If the Board does not elect for the payment method, the obligation is automatically settled in cash.

DSU’s are initially measured on the grant date at fair value and recognized as an obligation. The obligation is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated income statement. The Corporation values the obligation based on the market price at closing of the Corporation’s stock on the Toronto Stock Exchange.

In the three-month period ended March 31, 2017, the Corporation granted 48,437 DSUs to directors (110,000 in the comparable period of 2016), and recorded a compensation expense of $502 ($805 in 2016). As at March 31, 2017, 111,437 DSUs were outstanding (63,000 as at December 31, 2016) for which the compensation liability was $1,051 ($549 as at December 31, 2016).

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 32

d)	Retention awards

In March 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments have been paid in March 2017 in the amount of $1,750 and the cost recorded in 2017 is $58 ($86 in the comparable period of 2016).

e)	Options outside the Corporation’s plan

In addition, 800,000 inducement options were granted on October 16, 2014 to the incoming CEO. In compliance with TSX rules, these are considered outside of the Corporation’s plan. These options vested in thirds on December 1st, 2015, and thereafter on December 1st 2016 and 2017, and expire five years after the date of grant. These options have an exercise price of $2.46. During the three-month period ended March 31, 2017, 50,000 were exercised (none in the comparable period of 2016). As at March 31, 2017, 725,000 options are outstanding and 458,333 are exercisable (266,666 on March 31, 2016).

6.	Financial expenses

The financial expenses consist of the following items:

	Three months ended
	March 31,	March 31,
	2017	2016
	$	$

Interests on finance lease obligations	102	80
Accretion expense – asset retirement obligations	29	17
Foreign exchange loss	14	50

	145	147

7.	Financial revenues

The financial revenues consist of the following item:

	Three months ended
	March 31,	March 31,
	2017	2016
	$	$

Interest on cash	164	128

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 33

8.	Inventories

The inventories include the following items:

	March 31,	December 31,
	2017	2016
	$	$
		(Audited)

Precious metals	550	260
Ore	5,268	4,492
Supplies	5,310	5,267

	11,128	10,019

During the three-month period ended March 31, 2017, there was no write-down of inventories ($157 in the comparable period of 2016).

9.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Total
	Mining properties	Development costs	Buildings and refining equipment	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and mobile equipment	Total
	$	$	$	$	$	$	$	$	$
Gross carrying amount

Balance at January 1, 2017	5,411	180,807	36,797	74,482	297,497	1,705	690	2,395	299,892

Additions	-	8,376	481	2,557	11,414	-	-	-	11,414

Disposals and write-off	-	-	(299)	(35)	(334)	-	-	-	(334)

Balance at March 31, 2017	5,411	189,183	36,979	77,004	308,577	1,705	690	2,395	310,972

Depreciation and depletion

Balance at January 1, 2017	2,467	87,727	16,110	33,209	139,513	675	577	1,252	140,765

Depreciation and depletion	130	5,296	1,287	2,483	9,196	27	22	49	9,245

Disposals and write-off	-	-	(193)	(20)	(213)	-	-	-	(213)

Balance at March 31, 2017	2,597	93,023	17,204	35,672	148,496	702	599	1,301	149,797

Carrying amount at March 31, 2017	2,814	96,160	19,775	41,332	160,081	1,003	91	1,094	161,175

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 34

10.	Long-term debt

Long-term debt includes the following financial liabilities:

	March 31,	December 31,
	2017	2016
	$	$
		(Audited)

Finance lease obligations	8,524	8,683
Contract payment holdbacks	1,250	1,500
Closure allowance	599	599
Long-term share-based compensation (note 5 d)	-	1,692

	10,373	12,474

Current portion	4,054	5,961

	6,319	6,513

During the three-month period ended on March 31, 2017, the Corporation acquired mobile equipment at a cost of $770 via a financial lease agreement. At the end of this contract, the Corporation benefits from an option of a lower purchase price. For this contract, minimum lease payments amount to $185 for the remainder of 2017, $247 for 2018 and 2019, and $41 for 2020.

11.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 35

a)	Restricted deposits and letters of credit

As at March 31, 2017, the Corporation has $117 in restricted deposits with the Quebec government, $721 in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $6,100 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2016). The following table provides the allocation of restricted deposits and letters of credit issued as at March 31, 2017 and December 31, 2016:

	March 31,	December 31,
	2017	2016
	$	$
		(Audited)

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	721	721
Beaufor Mine	107	107
Other	10	10
	838	838
Letters of credit[1]
Camflo Mill	3,339	3,339
Island Gold Mine (Kremzar property)	979	979
Monique Mine	948	-
Beaufor Mine	793	793
	6,059	5,111
[1]	Letters of credit are secured by a first rank movable mortgage for a maximum amount of $6,785, guaranteed by equipment which has a net carrying value of $30,570 as at March 31, 2017 ($30,736 as at December 31, 2016).

b)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at March 31, 2017 and December 31, 2016:

	March 31,	December 31,
	2017	2016
	$	$
		(Audited)

Camflo Mill	4,146	4,137
Island Gold Mine	2,981	2,969
Monique Mine	1,679	1,676
Beaufor Mine	1,340	1,336
Francoeur Mine	50	50

	10,196	10,168

Current portion	129	130

	10,067	10,038

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 36

12.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended
	March 31, 2017
	Number
	of shares	Amount
	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	63,030	217,837
Issue of common shares for cash:
Exercise of share options	122	589
Shares issued in exchange of restricted share units	87	548

Balance, end of period	63,239	218,974

Issue of shares

During the three-month period ended on March 31, 2017, the Corporation issued 121,867 common shares following the exercise of stock options (264,852 during the three-month period ended on March 31, 2016) and received cash proceeds in the amount of $397 ($764 in the comparable period of 2016). Contributed surplus was reduced by $192 which represents the recorded fair value of the exercised stock options ($373 in the comparable period of 2016).

During the three-month period ended on March 31, 2017, the Corporation issued 87,548 common shares following the vesting of restricted share units (45,731 in the comparable period of 2016). Contributed surplus was reduced by $548 which represents the recorded fair value of the restricted share units ($172 in the comparable period of 2016).

13.	Consolidated statements of cash flows

	Three months ended
	March 31,	March 31,
	2017	2016
	$	$

Net change in non-cash working capital items

Receivables	(614)	(749)
Exploration tax credits receivable	(54)	(629)
Inventories	(1,109)	2,012
Payables, accruals and provisions	(2,077)	(4,560)

	(3,854)	(3,926)

Supplemental information
Change in payables, accruals and provisions related to property, plant and equipment	(1,106)	(4,102)

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 37

14.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2017 compared to annual financial statements of 2016 on the basis of segmentation or the basis of evaluation of segmented results.

	Three months ended March 31, 2017
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of comprehensive income	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	9,567	36,895	46,462	-	46,462
Cost of sales	8,799	22,992	31,791	-	31,791

Gross profit	768	13,903	14,671	-	14,671

Exploration and project evaluation	315	3,762	4,077	312	4,389
Administration	-	-	-	3,569	3,569
Loss on disposal of long-term assets	6	81	87	-	87
Other expenses	546	-	546	-	546
Other revenues	(395)	(5)	(400)	-	(400)

	472	3,838	4,310	3,881	8,191

Operating earnings (loss)	296	10,065	10,361	(3,881)	6,480

Financial expenses	13	114	127	18	145
Financial revenues	-	-	-	(164)	(164)

Earnings (loss) before taxes	283	9,951	10,234	(3,735)	6,499

Addition to property, plant and equipment	1,612	10,388	12,000	-	12,000

	March 31, 2017
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	7,842	14,657	22,499	68,783	91,282
Restricted deposits	107	721	828	10	838
Property, plant and equipment	11,485	148,213	159,698	1,477	161,175
Deferred income and mining tax assets	-	-	-	2,774	2,774

Total assets	19,434	163,591	183,025	73,044	256,069

Current liabilities	5,314	15,485	20,799	4,218	25,017
Long-term debt	1,049	4,270	5,319	1,000	6,319
Asset retirement obligations	5,486	2,981	8,467	1,600	10,067
Deferred income and mining tax liabilities	-	-	-	5,737	5,737

Total liabilities	11,849	22,736	34,585	12,555	47,140

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 38

	Three months ended March 31, 2016
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of comprehensive income	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	10,165	42,469	52,634	-	52,634
Cost of sales	8,797	26,371	35,168	-	35,168

Gross profit	1,368	16,098	17,466	-	17,466

Exploration and project evaluation	498	3,770	4,268	(380)	3,888
Administration	-	-	-	3,066	3,066
Loss on disposal of long-term assets	-	5	5	-	5
Other expenses	1,024	-	1,024	-	1,024
Other revenues	(1,111)	(1)	(1,112)	-	(1,112)

	411	3,774	4,185	2,686	6,871

Operating earnings (loss)	957	12,324	13,281	(2,686)	10,595

Financial expenses	11	86	97	50	147
Financial revenues	-	-	-	(128)	(128)

Earnings (loss) before taxes	946	12,238	13,184	(2,608)	10,576

Addition to property, plant and equipment	1,720	14,456	16,176	25	16,201

	December 31, 2016
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	4,707	20,862	25,569	63,836	89,405
Restricted deposits	107	721	828	10	838
Property, plant and equipment	10,696	146,903	157,599	1,528	159,127
Deferred income and mining tax assets	-	-	-	3,123	3,123

Total assets	15,510	168,486	183,996	68,497	252,493

Current liabilities	4,614	17,034	21,648	6,742	28,390
Long-term debt	1,599	4,914	6,513	-	6,513
Asset retirement obligations	7,069	2,969	10,038	-	10,038
Deferred income and mining tax liabilities	-	-	-	5,097	5,097

Total liabilities	13,282	24,917	38,199	11,839	50,038

15.	Approval of Financial Statements

The interim consolidated financial statements for the period ending March 31, 2017 were approved for publication by the Board of Directors on May 3, 2017.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2017 | Page 39

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